SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. )1
. (Name of Issuer)
Common Stock
(Title of Class of Securities)
06424J103
(CUSIP Number)
January 27, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	06424J103	13G

1	NAME OF REPORTING PERSON Harry L. Grashoff, Jr. I.R.S. Identification No. of Above Persons (Entities Only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER
NUMBER OF
SHARES		497,395

	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

	7	SOLE DISPOSITIVE POWER
EACH
REPORTING

	8	SHARED DISPOSITIVE POWER
PERSON
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

497,395

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.71%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.
(a)	Name of Issuer: Bank of Commerce Holdings

(b)	Address of Issuer’s Principal Executive Offices: 1951 Churn Creek Road, Redding, CA 96002
Item 2.
(a)	Name of Persons Filing: Linda J. Miles, EVP

(b)	Address of Principal Business Office: 1951 Churn Creek Road Redding, CA 96002

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 06424J103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 4.	Ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 27, 2010

Bank of Commerce Holdings
By:	/s/ Linda J. Miles
Linda J. Miles, Executive Vice President